UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of October, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  October 23, 2006                    /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President


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                            ROCHESTER RESOURCES LTD.
        Suite 400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6628 Fax: (604) 688-3348
                  TSX Venture: RCT OTCBB: RCTFF Frankfurt: R5I

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                       PRESIDENT'S REPORT TO SHAREHOLDERS

Fiscal 2006 has been an exciting year for the Company. In November of 2005 I was appointed President and shortly thereafter Gil Leathley, a former Senior Vice-President and Chief Operating Officer of Homestake Resources, joined the board of directors. In January 2006, the Company obtained an option to acquire up to a 51% interest in the Mina Real gold/silver project located in the state of Nayarit, Mexico, and raised $2.5 million through the issuance of 5 million units at $0.50 per unit. A further $720,000 in gross proceeds was received from a small offering in February, at $0.72 per unit, followed by a May private placement of $1.8 million at $0.90 per unit, the bulk of which was subscribed to by a value oriented US based institutional fund. In May 2006 the Company also received proceeds of $1,729,250 from the exercise of 2,695,000 warrants.

Environmental approvals and permitting were received by late May 2006 and an aggressive program was undertaken to construct a 200 tonnes/day conventional mill to bring the Mina Real property into production. The mill was designed with the ability to be quickly upgraded to 300 tonnes/day at minimal additional cost. A summary of the key development highlights since this property interest was acquired follows:

FLORIDA MINE SITE:

o Complete over 1,000 additional meters of development mining at the Florida Mine Site
o Achieved an average grade of 12.1 grams/tonne of gold and 232 grams/tonne of silver from channel samples taken over 290 meters of development mining

INFRASTRUCTURE DEVELOPMENT:

o Completed construction and establishment of field offices and base camp for mine and mill
o Completed approximately one kilometre of road access from the Florida mine site to other vein structures
o Constructed approximately 3.5 kilometres of new roadway from base camp to mill site
o    Upgraded segments of main access road to base camp

MILL CONSTRUCTION:

o Obtained all environmental approval and permitting for mill and tailings pond
o    Power supply put in place at mill site with upgrade capacity in process
o All key equipment sourced and ordered, site preparation completed and mill construction in progress
o    Start-up of milling operations scheduled for late November 2006

As a result of the continued encouraging results from mining development activities, coupled with the rapid progress being made in the construction of the mill and related infrastructure, the Company made a decision to acquire the balance of the 49% equity interest in the Mina Real Project, through the issuance of 10,500,000 common shares to ALB Holdings Ltd. ("ALB"), a private BC holding company. The sole asset of ALB is the 49% equity interest in Mina Real Mexico SA de CV ("Mina Real Mexico"), with an obligation of US$2 million to an ex-partner and a small net smelter royalty obligation on its interest in the Mina Real Project. The principal shareholder of ALB is Dr. Alfredo Parra, the
President of Mina Real Mexico and founder of the Mina Real Project. The transaction is subject to TSX Venture Exchange approval and the completion of formal documentation.

We are extremely satisfied with the progress that has been made during 2006 and look forward to a profitable and growth oriented future for our shareholders.

On behalf of the Board,

/s/ DOUGLAS F. GOOD

Douglas F. Good
President
October 23, 2006

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